PERCEPTRE INC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2016

Net Income (Loss) For The Period	$	(847)
Cash Flows From Financing Activities		
Sale of Stock		850
Net Cash Flows From Operating Activities		850
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		3
Cash at End of Period	$	3

Unaudited- See accompanying notes.